MAIL STOP 3561

November 28, 2005

Mr. Pengcheng Chen
Chief Executive Officer
Kushi Natural Foods Corp.
3rd Floor, A Tower of Chuang Xin
Information Building No. 72
Second Keji Road, Hi Tech Zone
Xi'An, China

> **Re: Kushi Natural Foods Corp.**
> **Form 8-K**
> **Filed August 10, 2005**
> **File No. File 000-30115**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 10, 2005

Pengcheng Chen
Kushi Natural Foods Corp.
November 28, 2005
Page 2

Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003

Consolidated Balance Sheet, F-3

1. If the asset, Due from Shareholders/Officers, is presented net of amounts due to
    shareholders/officers, disclose the balance of the offsetting amount
    parenthetically. Revise the statement of cash flows to present cash flows relating
    to the receivable separately from cash flows relating to the liability and present
    non-cash transactions affecting this account separately as required by paragraph
    32 of SFAS 95.

2. We note that the asset, Patent Rights, was written off in its entirety during the
    interim period ended March 31, 2005. We note that $1,208,080 of the balance of
    Patent Rights was attributable to recognizing the value of certain assets acquired
    from a shareholder in March 2004 at their historical basis of zero and recognizing
    the fair value increment of $1,208,080 as a deemed distribution to that
    shareholder. We note that you have incorrectly made a retroactive adjustment in
    the interim financial statements to record this transaction. Please revise the annual
    financial statements for 2004 to include this transaction in the proper period. In
    addition, revise the statements of cash flows to classify this transaction separately
    as a non-cash investing and financing activity, as applicable. Please explain to us
    the reasons for eliminating the remaining $815,455 balance of the Patent Rights
    asset and tell us why you believe the interim period is the correct period for the
    transaction. Please disclose prominently on the face of the financial statements
    that they have been revised, and provide a note to the financial statements that
    explains and quantifies all revisions made in accordance with paragraph 37 of
    APB 20.   With respect to the revisions made to the audited financial statements,
    we believe that the audit report should include a reference to the revisions and be
    re-dated or dual-dated, as necessary, to comply with AICPA Auditing Standards
    Section 561.06a.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, F-8

3. We reviewed your revenue recognition policy disclosure listing the four criteria
    outlined in SAB 104. Please revise your disclosure to elaborate upon how each of
    these criteria specifically applies to each of your revenue streams (e.g. persuasive
    evidence of an arrangement is demonstrated via contracts with purchasers). In
    addition, disclose significant terms and conditions related to sales, including any
    customer acceptance provisions and other post-delivery obligations (e.g. product

returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Note 3 – Loan to Officers, F-10

4. We note $483,232 was given to the CEO to set up a trading company. Please advise whether this trading company will be a new subsidiary of the company or if the advance was strictly a loan to the CEO for his personal business activities. Please revise your disclosure to clarify the purpose of this amount from a financial statement perspective. Also, tell us and revise to disclose where the three items mentioned in this note are classified in the balance sheet.

Note 5 – Prepayments and Other Current Assets, F-10

5. We note you prepaid $989,406 related to purchase agreements and $832,152 to vendors. Please revise your disclosure to clarify the purpose of advancing funds to vendors. Disclose also the amounts of prepayments that were applied to purchases during the year.

Note 12 – Income Taxes, page F-13

6. Revise to explain why the company was fully exempt from income taxes in 2003-2004 and partially exempt from income taxes in 2005-2007. Provide the disclosures required by SAB Topic 11.C. if applicable.

Note 13 – Extraordinary Loss, page F-13

7. The effect of natural catastrophes and other devastating events may only be given extraordinary treatment in the financial statements if the event giving rise to the loss is both unusual and infrequently occurring. Unfortunately the severity of an event has no bearing on whether the related losses and costs are classified as extraordinary. Please revise the financial statements accordingly or justify the existing treatment. Refer to APB Opinion 30.

Consolidated Financial Statements for the for the three months Ended March 31, 2005

General

8. Please revise the financial statements for the period ended March 31, 2005 as necessary to address the applicable comments above related to the financial statements for the years ended December 31, 2004 and 2003.

Additional Periods of Historical Financial Statements

9. Revise this Form 8-K to file historical financial statements of Hanxin (Cork) International Holding Co., Ltd. for the period from April 1, 2005 to June 30, 2005.

Pro Forma Consolidated Financial Statements

Pro Forma Income Statement, page 3

10. It appears your disclosure of pro forma weighted average shares outstanding includes shares that will be issued upon conversion of preferred stock. Based on the Section 2.01 of the Agreement and Plan of Merger (filed as Exhibit 2.1), the conversion feature is contingent upon the amendment of your Certificate of Incorporation to increase the number of authorized common shares. In accordance with paragraph 30 of SFAS 128, this condition does not appear to have been satisfied as of March 31, 2005. Thus, 177,185,642 shares of common stock should not be included in your pro forma weighted average shares outstanding. Please revise your earnings per share disclosures accordingly.

Form 10-QSB for the Quarter Ended September 30, 2005

General

11. Please revise Form 10-QSB for the quarter ended September 30, 2005, as necessary, to address the above comments on Form 8-K filed August 10, 2005.

Financial Statements

General

12. In view of the material changes affecting equity as a result of the recapitalization occurring during the interim period, please revise your financial statements to include a statement of stockholders' equity for the interim period.

Consolidated Statement of Operations, page 3

13. On page 19, you disclosed that $280,179 was recorded as an expense associated with the recapitalization. An operating company's reverse acquisition with a shell having some cash is viewed by the staff as the issuance of equity by the operating company for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly only to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Please revise.

<u>Consolidated Statements of Cash Flows, page 5</u>

14. Please tell us how $246,606 in investing cash inflows was generated from merger activity during the interim period. Revise the statement as necessary to eliminate non-cash financing and investing activities from the body of the statement and disclose them separately in a note or schedule, and present cash inflows and cash outflows relating to the merger on a separate basis.

<u>Notes to Financial Statements</u>

<u>General</u>

15. If you have not yet resolved the contingency discussed on page 2 of the Form 8-K filed August 10, 2005, tell us why it is appropriate to give effect to the acquisition of Hanxin (Cork) in the financial statements. Revise the policy notes and Management's Discussion and Analysis to describe the nature of this contingency, disclose its current status, and if not resolved, explain why it is appropriate to revise the financial statements prior to the deadline to give effect to the acquisition.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Steven W. Schuster, Esq.